UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

FS Credit Opportunities Corp (f/k/a FS Global Credit Opportunities Fund)
(Name of Issuer)

Term Preferred Shares, Series 2027
Term Preferred Shares, Series 2029
(Title of Class of Securities)

30290Y AG6
30290Y A*2
(CUSIP Number)

May 16, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30290Y AG6 and 30290Y A*2
1	NAMES OF REPORTING PERSONS. Thrivent Financial for Lutherans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 60,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 60,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.00%
12	TYPE OF REPORTING PERSON (See Instructions) IC

Item 1.	(a) Name of Issuer:

FS Credit Opportunities Corp

(b) Address of Issuer’s Principal Executive Offices:

201 Rouse Boulevard Philadelphia, PA 19112

Item 2.	(a) Name of Person Filing:

Thrivent Financial for Lutherans

(b) Address of Principal Business Office or, if None, Residence:

901 Marquette Avenue, Suite 2500 Minneapolis, Minnesota 55402

(c) Citizenship:

Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

(d) Title of Class of Securities:

Term Preferred Shares

(e) CUSIP Number:

30290Y AG6 (Term Preferred Chares, Series 2027) (the “Series 2027 Shares”)
30290Y A*2 (Term Preferred Chares, Series 2029) (the “Series 2029 Shares”)

The Series 2027 and Series 2029 Shares are part of a single class of the issuer's peferred equity securities known as Term Preferred Shares, so the percentage state herein is calculated based on the issuer's total outstanding number of Term Preferred Shares

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

60,000

(b)	Percent of Class:

15.00%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 60,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 60,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.
_____________________________________
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2024

Thrivent Financial for Lutherans

By: /s/ David S. Royal Name: David S. Royal Title: Chief Investment Officer